EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/25/08**
Item IDs	**1.01**
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8112508.htm**
	8K
EX-10.6(ii)	**ex10_6ii.htm**
	2003 ESPP amendment
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/25/08</value></field>
                <combobox sid="SubItem_itemId_"><value>1.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8112508.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8112508.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex10_6ii.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.6(ii)</value></combobox>
                <field sid="SubDocument_description_1"><value>2003 ESPP amendment</value></field>
                <data sid="data2"><filename>ex10_6ii.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>8-K</value></combobox>
                <field sid="SubDocument_description_2"><value>pdf</value></field>
                <data sid="data3"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

November 25, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On November 25, 2008, the Board of Directors of Raymond James Financial, Inc. amended the Company's 2003 Employee Stock Purchase Plan, to increase by 4,000,000 shares the number of shares available for purchase under the plan. The plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and the amendment will be submitted for shareholder approval at the Company's annual meeting in February, 2008. A copy of the amendment is filed as an exhibit hereto.

Item 9.01 Financial Statements and Exhibits

(d) <u>Exhibits</u>.

10.6(ii) First Amendment to Raymond James Financial, Inc. 2003 Employee Stock Purchase Plan, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 26, 2008   By: _____

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Senior Vice President - Finance
        and Chief Financial Officer

Exhibit 10.6(ii)

FIRST AMENDMENT TO

RAYMOND JAMES FINANCIAL, INC.

2003 EMPLOYEE STOCK PURCHASE PLAN

WHEREAS, Raymond James Financial, Inc. (the "Company"), a Florida corporation, previously adopted the Raymond James Financial, Inc. 2003 Employee Stock Purchase Plan (the "Plan"), which is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended; and

WHEREAS, the number of shares of common stock of the Company ("Stock") remaining available for issuance in the future under the Plan is not believed to be sufficient to satisfy the future demands of qualifying employees and the Board of Directors finds it advisable and in the best interests of the Company to provide for the offer and sale of additional Stock by amending the Plan;

NOW THEREFORE, the Plan is hereby amended as follows as of November 25, 2008:

1. The second sentence of Article VIII of the Plan is hereby amended and restated in its entirety to read as follows:

   As of November 25, 2008, the maximum number of shares of Stock that shall be available for purchase by Employees under the Plan shall be 4,000,000 shares plus 763,209 shares, which is the number of shares previously authorized but not purchased under the Plan, resulting in an aggregate amount of 4,763,209 shares remaining available for purchase, subject to adjustment for changes in capitalization of the Company as described in the following paragraph.

2. Other than as provided for above, the Plan shall remain unchanged and in full force and effect.